EXHIBIT 21

ARTESIAN RESOURCES CORPORATION AND SUBSIDIARY COMPANIES

Subsidiaries of Registrant

The following list includes the Registrant and all of its subsidiaries.  All subsidiaries of the Registrant appearing in the following table are included in the consolidated financial statements of the Registrant and its subsidiaries.

Name of Company	State of Incorporation

Artesian Resources Corporation	Delaware
Artesian Water Company, Inc.	Delaware
Artesian Water Pennsylvania, Inc.	Pennsylvania
Artesian Water Maryland, Inc.	Delaware
Artesian Development Corporation	Delaware
Artesian Wastewater Management, Inc.	Delaware
Tidewater Environmental Services, Inc. dba Artesian Wastewater	Delaware
Artesian Wastewater Maryland, Inc.	Delaware
Artesian Utility Development, Inc.	Delaware
Artesian Storm Water Services, Inc.	Delaware